Exhibit 99.1

YANDEX ANNOUNCES SHAREHOLDER APPROVAL OF

PROPOSED CORPORATE GOVERNANCE RESTRUCTURING

MOSCOW and AMSTERDAM, Netherlands — December 20, 2019 — Yandex N.V. (NASDAQ and MOEX: YNDX), a technology company that builds intelligent products and services powered by machine learning, today announced that its shareholders have approved the proposed restructuring of the corporate governance of the Yandex group, as described in the Shareholder Circular dated November 18, 2019. A meeting of holders of Class A ordinary shares (the “Class A Meeting”) and an Extraordinary General Meeting (the “EGM”) were held on Friday, December 20, 2019, and all proposals were approved with the requisite majorities.

In connection with the proposed restructuring, Alexey Komissarov and Alexei Yakovitsky were appointed as non-executive members of the Board of Directors for terms ending at the Annual General Meeting to be held in 2023.

"We are grateful for the trust our investors have placed in us, and for such overwhelming support for the changes that the Board proposed last month," said John Boynton, Chairman of the Board of Yandex. "This trust springs from our adherence to the highest standards of governance, and we are pleased to have built such strong relationships with our many stakeholders."

The detailed results of the two shareholder meetings are provided below.

For further information, please visit http://company.yandex.com or contact:

Yandex N.V.

Investor Relations Katya Zhukova Phone: +7 495 974-35-38 E-mail: askIR@yandex-team.ru	Press Office: Ilya Grabovskiy Phone: +7 495 739-70-00 E-mail: pr@yandex-team.ru

About Yandex N.V.

Yandex (NASDAQ:YNDX) is a technology company that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services. Additionally, we have developed leading on-demand transportation services, navigation products, and other mobile applications for millions of consumers across the globe. Yandex, which has 34 offices worldwide, has been listed on the NASDAQ since 2011.

More information on Yandex can be found at https://yandex.com/company

DETAILED RESULTS OF
CLASS A SHAREHOLDERS MEETING AND EGM

Approximately 74% of the Class A Shares (excluding shares held in treasury) were voted in both the Class A Meeting and the EGM, and more than 99% of the Class B shares were voted in the EGM. The current holder of the Priority Share also voted in the EGM in favor of all proposals. Each proposal was approved by approximately 99% of the votes in favor.1

Class A Meeting Proposal

Approval of the Amendment to the Articles of Association

The proposal to give prior approval to the resolution of the EGM to amend the current Articles of Association of Yandex in accordance with the Draft Deed of Amendment of the Articles of Association:

Number of Votes For	Number of Votes Against	Abstentions
214,693,501	545,431	310,386

EGM Proposals

Proposal One — Amendment of the Articles of Association

The proposal to approve the amendment of the current Articles of Association of Yandex in accordance with the Draft Deed of Amendment of the Articles of Association:

Number of Votes For	Number of Votes Against	Abstentions
585,783,071	785,036	311,791

1 Final numbers subject to adjustment based on receipt of overnight votes.

Proposal Two — Authorization to repurchase Priority Share

The proposal to authorize the Board of Directors to repurchase the Priority Share:

Number of Votes For	Number of Votes Against	Abstentions
586,546,005	16,791	317,102

Proposal Three — Appointment of Alexey Komissarov

The proposal to appoint Alexey Komissarov  to serve as a Non-Executive Director of Yandex N.V. for a term ending at the AGM to be held in 2023:

Number of Votes For	Number of Votes Against	Abstentions
582,943,304	2,359,280	1,577,314

Proposal Four — Appointment of Alexei Yakovitsky

The proposal to appoint Alexei Yakovitsky  to serve as a Non-Executive Director of Yandex N.V. for a term ending at the AGM to be held in 2023:

Number of Votes For	Number of Votes Against	Abstentions
582,942,304	2,359,358	1,578,236

Proposal Five — Cancellation of Outstanding Class C Ordinary Shares

The proposal to approve the cancellation of 610,000 outstanding Class C Ordinary Shares:

Number of Votes For	Number of Votes Against	Abstentions
586,427,814	119,148	332,936